SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                          (Amendment No. _______)

                          ASI ENTERTAINMENT, INC.
                              (Name of Issuer)

                      Common Stock, Par Value $0.0001
                       (Title of Class of Securities)

                                04516D 10 0
                               (CUSIP Number)

                             Ronald J. Chapman
     Level 1, 45 Exhibition Street, Melbourne, Victoria 3000, Australia
                              +61-3-9016-3042
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                            September 25, 2009
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.  04516D 10 0                    SCHEDULE 13D






















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(1)  Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of
Above Persons
                                                          Ronald J. Chapman
--------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group*
                                                                    (a) [ ]
                                                                    (b) [X]
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(3)  SEC Use Only

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(4)  Source of Funds*
                                                                         OO
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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
                                                                        [ ]
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(6)  Citizenship or Place of Organization
                                                                  Australia
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Number of Shares             (7)  Sole Voting Power
Beneficially Owner                                              9,757,951
by Each Reporting
Person with                  ---------------------------------------------
                             (8)  Shared Voting Power
                                                                9,757,951
                             ---------------------------------------------
                             (9)  Sole Dispositive Power
                                                                9,757,951
                             ---------------------------------------------
                             (10)  Shared Dispositive Power
                                                                      -0-
--------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                9,757,951
--------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        [ ]
--------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)
                                                                     13.96%
--------------------------------------------------------------------------
(14)  Type of Reporting Person:
                                                                        IN
--------------------------------------------------------------------------

Item 1.  Security and Issuer:

This statement on Schedule 13D relates to the shares of the common stock ("Common Stock"), of ASI Entertainment, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is Level 1, 45 Exhibition Street, Melbourne, Victoria 3000, Australia.

Item 2.    Identity and Background

(a) This statement is being filed on behalf of Ronald J. Chapman (the "Reporting Person").










(b) The business address of the Reporting Person is 2/1 Contour Close, Research, Victoria 3095, Australia.

(c) The Reporting Person's principal occupation is a consultant as well as being the President of ASI Entertainment, Inc.

(d) The Reporting Person has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation by it with respect to such laws.

(f)  The Reporting Person is a citizen of Australia.

Item 3.   Source and Amount of Funds or Other Consideration

No cash purchase price was paid by the Reporting Person in connection with contractual relationship described in Item 4. The shares reported herein were acquired as a result of an equity for debt swap.

Item 4.   Purpose of Transaction

The Reporting Person received the shares as a result of an equity for debt swap to reduce the level of debt of the Company.

There was no change to the Board of Directors as a result of the transaction.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Exchange Act Schedule 13D.

Item 5.   Interest in Securities of the Issuer

(a) The Reporting Person is currently the beneficial owner of 9,757,951 shares of Common Stock, constituting approximately 13.96% of the shares of Common Stock outstanding as of September 28, 2009. These shares are owned of record by Research Trust No. 1, Chapman International Pty. Ltd., RJ & P Chapman, ASI Technologies Pty. Ltd. and the Madanosaj Superannuation Fund.


(b) The Reporting Person has sole voting power with respect to 9,757,951 shares of the common stock and shared voting power with respect to 9,757,951 shares of Common Stock. The Reporting Person has sole dispositive power with respect to 9,757,951 shares and shared dispositive power with respect to no shares of Common Stock.

(c) Other than as disclosed above in Items 4 and 5, the Reporting Person has not engaged in any transactions with respect to the Common Stock during the past 60 days.

(d) No other person has a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's Common Stock.











Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer

Except as described above in Items 4 and 5, the Reporting Person has not entered into any contractual relationships with respect to any securities of the issuer.

Item 7.  Material to Be Files as Exhibits:

None.



                                 Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



/S/Ronald J. Chapman
Ronald J. Chapman                               Date 9/28/09